DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com
Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2202

May 5, 2011

VIA OVERNIGHT DELIVERY

Ms. Sonia G. Barros, Esquire

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Phillips Edison - ARC Shopping Center REIT Inc.

Post-Effective Amendment No. 4 to Form S-11

Filed April 29, 2011

File No. 333-164313

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 30, 20111

File No. 333-164313

Dear Ms. Barros:

On behalf of our client, Phillips Edison – ARC Shopping Center REIT Inc. (the “Company”), we are writing to address the comment letter from the Staff of the Commission’s Division of Corporation Finance to Jeffrey S. Edison, Chief Executive Officer of the Company, dated May 2, 2011, regarding the above-referenced filing. For your convenience, we have reproduced the comments below, along with our responses. We respectfully request permission to include the additional disclosures requested by the Staff in the Company’s final 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment. If the Staff is amenable to such course, we request that the Staff declare the above-referenced filing effective at the earliest time practicable.

Prospectus dated September 17, 2010

1.	We note your disclosure on pages 2, 75 and 126 that you expect to pay monthly distributions to your stockholders at a rate that is consistent with your past and projected operating performance, with due regard to your modified funds from operations (MFFO) as a key measure of your operating performance. We also note your statement that you covered distributions from MFFO within four months of operations in your press release included with the Form 8-K dated April 19, 2011. Given that MFFO is not an indication of your liquidity and not an indication of funds available to fund your cash needs, including your ability to make distributions, please remove this disclosure. This comment also applies to your future Exchange Act periodic reports.

Response: We note the Staff’s concerns regarding the use of MFFO as an indication of liquidity or an indication of funds available to fund cash needs. To make the requested revision, we propose to revise Prospectus Supplement No. 11 by adding the following:

Sonia G. Barros, Esquire

U.S. Securities and Exchange Commission

Washington, DC 20549

May 5, 2011

The “Stable Dividend” bullet point on page 2 of our prospectus is revised as follows

•

Stable Dividend – We expect to pay monthly distributions to our stockholders at a rate that is consistent with our projected operating performance, with due regard to our modified funds from operations (MFFO) as a key measure of the sustainability of our operating performance after the completion of our offering and acquisition stage (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations”);

The sixth bullet point under the heading “Market Opportunity” on page 75 of our prospectus is revised as follows:

•

generating monthly distributions at a rate that is consistent with our projected operating performance, with due regard to our modified funds from operations (MFFO) as a key measure of the sustainability of our operating performance after the completion of our offering and acquisition stage (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations”); and

The “Stable Dividend” bullet point on page 125 of our prospectus is revised as follows

•

Stable Dividend – We expect to pay monthly distributions to our stockholders at a rate that is consistent with our projected operating performance, with due regard to our modified funds from operations (MFFO) as a key measure of the sustainability of our operating performance after the completion of our offering and acquisition stage (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations”);

In addition, when the Company next revises its base prospectus, expected to occur with its quarterly 20.D. post-effective amendment filing in September 2011, the Company will use language similar to the above. Also, when comparing distributions with MFFO in the future, the Company will avoid language that could be interpreted to mean that MFFO was a source of funds for the distributions.

Prospectus Supplement No. 11 dated April 29, 2011

Real Estate Investment Summary, page 2

2.	Please disclose the weighted average capitalization rates for recently acquired properties. Please also disclose how you calculate capitalization rates and describe any assumptions used. Please

Sonia G. Barros, Esquire

U.S. Securities and Exchange Commission

Washington, DC 20549

May 5, 2011

provide similar disclosure in your future Exchange Act periodic reports for the applicable reporting period.

Response: In response to your comment, the Company proposes to include the following disclosure in Prospectus Supplement No. 11:

Yield on Real Estate Investments

The weighted-average year-one yield of real estate properties we have acquired during the 12 months ending April 8, 2011, including Lakeside Plaza and Snow View Plaza, is approximately 8.1%. The year-one yield is equal to the estimated first-year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first-year net operating income on our real estate investments is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time we acquire the property, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property. Estimated first-year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

The Company will provide similar disclosure in future annual reports under the Exchange Act.

Funds from Operations and Modified Funds from Operation, page 5

3.	Please revise this section to more clearly explain how MFFO is useful to an investor. To the extent you believe that MFFO is a useful measure for investors to evaluate historical performance, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy. Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure. Alternatively, if you believe that MFFO may be a useful for an investor assessing the sustainability of current performance in the future, after the offering and acquisition stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors. To the extent applicable, please provide similar disclosure in your future Exchange Act periodic reports.

Response: The Company will revise the disclosure as requested. A marked copy of the proposed disclosure is included below.

Sonia G. Barros, Esquire

U.S. Securities and Exchange Commission

Washington, DC 20549

May 5, 2011

Funds from Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our targeted portfolio which will consist of, but is not limited to, necessity-based neighborhood and community shopping centers, first- and second-priority mortgage loans, mezzanine loans, bridge and other loans, mortgage-backed securities, collateralized debt obligations, and debt securities of real estate companies.

Since FFO was promulgated, GAAP has expanded to include several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations, or MFFO, as defined by the Investment Program Association (“IPA”). MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;

(2)	straight-line rent amounts, both income and expense;

(3)	amortization of above- or below-market intangible lease assets and liabilities;

(4)	amortization of discounts and premiums on debt investments;

(5)	impairment charges;

(6)	gains or losses from the early extinguishment of debt;

Sonia G. Barros, Esquire

U.S. Securities and Exchange Commission

Washington, DC 20549

May 5, 2011

(7)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10)	gains or losses related to contingent purchase price adjustments; and

(11)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

Additionally, we make an additional adjustment to MFFO to add back amounts we receive from the Sub-advisor or an affiliate thereof in the form of additional capital contributions to us (without any corresponding issuance of equity by us to the Sub-advisor or the affiliate).

We believe that MFFO is ~~helpful as a measure of operating performance, because it excludes costs that management considers more reflective of investing activities or non-operating valuation and other changes. Accordingly, we believe that MFFO can be a useful metric to assist management, investors and analysts in assessing~~ helpful in assisting management and investors assess the sustainability of operating performance~~.~~ in future periods and, in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. For example, we have not suffered any impairments. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition.

•

Acquisition fees and expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition-related costs have been and will continue to be funded from the proceeds of our offering and generally not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include those paid to the Advisor, the Sub-advisor or third parties.

Sonia G. Barros, Esquire

U.S. Securities and Exchange Commission

Washington, DC 20549

May 5, 2011

•

Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application may result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•

Adjustments for amortization of above or below market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes ratably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

•

Impairment charges, gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.

•

Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

•

Adjustments for sponsor contributions to capital when no additional securities are issued. Our Sub-advisor has made capital contributions to us without receiving an additional issuance of equity securities. These capital contributions are meant to offset a portion of our general and administrative expenses during the early stages and portfolio ramp-up of our initial public offering when our asset and investor bases ~~is~~are not yet large enough to generate ~~sufficient revenue to cover the costs of being a public company~~economies of scale. ~~We view these capital contributions as similar to our Advisor’s waiver of asset management fees.~~

Sonia G. Barros, Esquire

U.S. Securities and Exchange Commission

Washington, DC 20549

May 5, 2011

By adding back these capital contributions when arriving at MFFO, we believe that we arrive at an MFFO that is more reflective of our ~~actual~~ performance after we complete our offering stage because ~~it reflects our Sub-advisor’s willingness to make contributions to offset our general administrative expenses during the early stages of our offering~~at that time our general and administrative expenses can be expected to be much lower in proportion to our portfolio size, reflecting both economies of scale in the servicing of a larger investor base and economies of scale with respect to operations and management of our portfolio. Moreover, we believe that this adjustment improves the comparability of our company with other real estate operators ~~that do not have similar sponsor contributions~~, that are beyond the start-up phase and at a more advanced stage of portfolio aggregation. We note that these contributions to cover general and administrative costs do not affect net income. Therefore an adjustment in arriving at MFFO is necessary for purposes of fair comparison. ~~We can give~~There is no assurance that our Sub-advisor will continue to make additional capital contributions to offset certain general and administrative expenses prior to our realization of such economies of scale.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired. Acquisition costs also adversely affect our book value and stockholders’ equity.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition-related costs and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts). As a result of the timing of the commencement of our public offering and our

Sonia G. Barros, Esquire

U.S. Securities and Exchange Commission

Washington, DC 20549

May 5, 2011

active real estate operations, FFO and MFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

NET LOSS TO FFO/MFFO RECONCILIATION
($000’s)
	Q4 2010	For the Period from September 17, 2010 through December 31, 2010*
Net loss	$(667)	$(747)
Depreciation and amortization	81	81

FFO	$(586)	$(666)

~~NET LOSS TO MFFO RECONCILIATION~~

	~~Q4 2010~~	~~For the Period from September 17, 2010 through December 31, 2010*~~

~~Net loss~~	~~$ (667 )~~	~~$ (747 )~~
~~Depreciation and amortization~~	~~81~~ 	~~81~~
Amortization of above or below market leases	17	17
Acquisition-related expenses	467	467

Sponsor capital contribution for certain general and administrative expenses (1)	140	140

MFFO	$38	$(42)

Distributions paid	$—	$—

*	Date operations commenced
(1)	Neither the Advisor nor the Sub-Advisor have received any additional interests in the company or any other consideration in exchange for these capital contributions.

4.	Refer to your reconciliation tables on page 8. Please reconcile MFFO from GAAP net loss through NAREIT FFO in one table. To the extent applicable, please provide similar disclosure in your future Exchange Act periodic reports.

Response: The Company will revise the disclosure as requested. Please see the proposed revised disclosure in our response to Comment #3 above.

Sonia G. Barros, Esquire

U.S. Securities and Exchange Commission

Washington, DC 20549

May 5, 2011

5.	We note one of your MFFO adjustments is for sponsor contributions to capital when no additional securities are issued, which reflects general and administrative expenses incurred by you. It is unclear why you believe the elimination of these general and administrative expenses, which you incur to operate your business, improves comparability with other real estate operators. Please revise your disclosure to provide more detailed disclosure to explain why this adjustment is useful to investors. To the extent applicable, please provide similar disclosure in your future Exchange Act periodic reports.

Response: The requested revision will be made. Please see the proposed revised disclosure in response to Comment #3 above.

Distributions Declared, page 5

6.	Please disclose the cash source of distributions paid. Please provide similar disclosure in your future Exchange Act periodic reports.

Response: The Company did not pay its first distribution until January 2011. As a result, the Company will begin disclosing the cash source of distributions paid in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and in its post-effective amendments that follow.

7.	Please disclose your cumulative earnings or FFO since inception as compared to your cumulative distributions. Please provide similar disclosure in your future Exchange Act periodic reports.

Response: The Company did not pay its first distribution until January 2011. As a result, the Company will begin disclosing its cumulative earnings or FFO since inception as compared to its cumulative distributions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and in its post-effective amendments that follow.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sonia G. Barros, Esquire

U.S. Securities and Exchange Commission

Washington, DC 20549

May 5, 2011

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

cc:	Jeffrey S. Edison